UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 39)*

TUBOS DE ACERO DE MEXICO, S.A.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

898592506

(CUSIP Number)

Mr. Fernando R. Mantilla
Av. Leandro N. Alem 1067, 28th Floor, 1001 – Buenos Aires, Argentina (54-11) 4018-2245

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SIDERCA Sociedad Anónima Industrial y Comercial
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: ARGENTINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 320,414,223
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 94.44%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SIDERCA INTERNATIONAL ApS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: DENMARK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 320,414,223
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 94.44%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ROCCA & PARTNERS Sociedad Anónima
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 320,414,223
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 94.44%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SAN FAUSTIN N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: NETHERLANDS ANTILLES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 320,414,223
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 94.44%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SIDERTUBES S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 320,414,223
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 94.44%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). I.I.I. INDUSTRIAL INVESTMENTS INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 320,414,223
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 94.44%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TENARIS S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 320,414,223
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 94.44%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). INVERTUB S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: ARGENTINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 320,414,223
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 94.44%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 898592506
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SIDTAM LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: NONE
	8	Shared Voting Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
	9	Sole Dispositive Power: NONE
	10	Shared Dispositive Power: 320,414,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 320,414,223
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 94.44%
14	Type of Reporting Person (See Instructions) CO

AMENDMENT No. 39 TO SCHEDULE 13D

This Amendment No. 39 amends the Statement on Schedule 13D originally filed on September 24, 1992 and amended and restated as of November 11, 2002, as amended (“Schedule 13D”), on behalf of Siderca Sociedad Anónima, Industrial y Comercial (“Siderca SAIC”), and Siderca International ApS (“Siderca ApS”), together with Rocca & Partners S.A. (“Rocca & Partners”), San Faustín N.V. (“San Faustín”), Sidertubes S.A. (“Sidertubes”), I.I.I. Industrial Investments Inc. (“III BVI”), Tenaris S.A. (“Tenaris”), Invertub Sociedad Anónima (“Invertub”) and Sidtam Limited (“Sidtam”) (collectively, “Reporting Persons”), relating to the common shares, without par value (the “TAMSA Shares”), of Tubos de Acero de México, S.A., a Mexican company (“TAMSA”).

Item 2.	Identity and Background

No changes.

Item 3.	Source and Amount of Funds and Other Consideration

Not applicable.

Item 4.	Purpose of the Transaction

As reported in Amendment No. 36 to the Schedule 13D, Tenaris announced on March 31, 2003 that, subject to the approvals of the U.S. and Mexican securities regulators and TAMSA’s extraordinary shareholders meeting, it intended to effect an exchange of its shares and ADSs for any TAMSA shares and ADSs not held by Tenaris or its affiliates.

Reference is now made to the press release issued by Tenaris on August 11, 2003 announcing the commencement of Tenaris’s offer (the “Exchange Offer”) to exchange one Tenaris ADS (representing 10 ordinary shares of Tenaris) for every 9.4520 common shares of TAMSA tendered, and one Tenaris ADS for every 1.8904 Tamsa ADSs tendered. The Exchange Offer and withdrawal rights will expire on September 12, 2003, unless extended.

Holders of TAMSA shares may tender these shares into the Exchange Offer only if they deposit these shares for TAMSA ADSs with JPMorgan Chase Bank, as depositary for TAMSA’s ADR program, or the TAMSA depositary, prior to 5:00 P.M., New York City time, on September 10, 2003. Holders of TAMSA shares who have not tendered their TAMSA ADSs by the expiration date will be deemed to have instructed the TAMSA depositary to tender their TAMSA ADSs in exchange for Tenaris ADSs. However, in order to receive Tenaris ADSs in exchange for TAMSA ADSs tendered by the TAMSA depositary on their behalf, holders of TAMSA ADSs must surrender their TAMSA ADS certificates to the TAMSA depositary by March 12, 2004.

Item 5.	Interest in Securities of the Issuer

No changes.

Item 7.	Material to be Filed as Exhibits

The press release, dated August 11, 2003, announcing the commencement of the Exchange Offer, previously filed under Rule 425 under the Securities Act of 1933, as amended, is incorporated by reference.

Powers of attorney for Tenaris S.A., I.I.I. Industrial Investments Inc. and Invertub S.A. are incorporated by reference into this Amendment to the ones filed as exhibits to Amendment No. 34 to the Schedule 13D. Powers of attorney for each of the other Reporting Persons are incorporated by reference into this Amendment to the ones filed as exhibits to Amendment No. 23 to the Schedule 13D of Siderca ApS.

The written agreement of the Reporting Persons related to the filing of this Schedule 13D as required by Rule 13d-k(1)(iii) is included in the signature pages hereto and is hereby filed as an exhibit hereto.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by ROCCA & PARTNERS S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anónima and SIDTAM LIMITED.

August 12, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SAN FAUSTIN N.V. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anónima and SIDTAM LIMITED.

August 12, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by I.I.I. INDUSTRIAL INVESTMENTS Inc. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., TENARIS S.A., INVERTUB Sociedad Anónima and SIDTAM LIMITED.

August 12, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERTUBES S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, I.I.I. INDUSTRIAL INVESTMENTS Inc., INVERTUB Sociedad Anónima, TENARIS S.A. and SIDTAM LIMITED.

August 12, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by TENARIS S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., INVERTUB Sociedad Anónima and SIDTAM LIMITED.

August 12, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by INVERTUB S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A. and SIDTAM LIMITED.

August 12, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB S.A. and SIDTAM LIMITED.

August 12, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERCA INTERNATIONAL ApS to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anónima and SIDTAM LIMITED.

August 12, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDTAM LIMITED to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

        Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anónima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anónima and SIDERTUBES S.A.

August 12, 2003

/s/ Fernando Mantilla Fernando Mantilla Attorney-in-fact

Exhibit index:

99.1	Press release, dated August 11, 2003, announcing the commencement of the Exchange Offer.
99.1	Powers of attorney (incorporated by reference to Amendments No. 23 and 34)
99.2	Written agreement of the Reporting Persons (included in signature pages)